

April 26, 2012

Via E-mail
Robert J. Myers
Chief Executive Officer
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, IA 50021

> **Re:** **Casey's General Stores, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2011**
> **Filed June 28, 2011**
> **File No. 001-34700**

Dear Mr. Myers:

We have reviewed your response dated March 30, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

1. We have read your response to comment 2 from our letter dated March 14, 2012. Please add the information provided in your response to future filings to clearly disclose how you calculate the change in same store sales from period to period, including how you treat relocated and remodeled stores as well as stores that were closed during the period.

Robert J. Myers
Casey's General Stores, Inc.
April 26, 2012
Page 2

Item 8. Financial Statements and Supplementary Data, page 27

Note 1. Significant Accounting Policies, page 33

Operations, page 33

2. We have read your response to comment 5 from our letter dated March 14, 2012 noting that you manage your business on the basis of one operating segment. As your disclosures appear to suggest that management regularly reviews store results and that discrete financial information is available for each store, please tell us why you do not consider each store to be an operating segment. We note, for example, your disclosures on page 33 that goodwill is assigned to individual stores and your disclosures on page 34 that you monitor closed and underperforming stores for impairment and group assets for impairment testing purposes on a store-by-store basis. Please identify your chief operating decision maker ("CODM") and clarify the extent to which your CODM reviews store-level data. Since you monitor assets for impairment at the individual store level and assign goodwill to individual stores, please also clarify why it is appropriate to evaluate goodwill for impairment at the enterprise level.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief